ASTRAL INVESTMENTS TRUST

Amendment No. 2 to Agreement and Declaration of Trust

The undersigned officer of Astral Investments Trust (the “Trust”) hereby certifies that the following resolution was adopted by the Board of Trustees at a meeting held on February 26, 2009:

Pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Trust, the undersigned, being a majority of the trustees of the Trust, hereby amend in its entirety the first paragraph of Section 4.2 to read as follows:

Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate two Series of Shares: the “ASTRAL U.S. Fund,” and the “ASTRAL Global Fund.”  As to each Series, the Trustees hereby establish and designate two Classes of Shares:  “Class A” and “Class C.”  The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:

The above paragraph shall supersede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

Subsections (a) through (l) of Section 4.2 of the Agreement and Declaration of Trust of Astral Investments Trust are hereby incorporated by reference.

Date: February 28, 2009
___/s/ John Robert Jones John Robert Jones